FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Cuts 12 m of 9 g/t Gold at Golden Summit

April 8, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from holes in Fence 24 drilled as part of the Phase 2, 40,000 foot on-going RAB drilling program at the Golden Summit project outside Fairbanks, Alaska.  These initial 56 shallow, closely spaced holes in Fence 24 were designed to test the continuity of one of several vein swarms previously identified in Fence 4 (oriented north-south), and again in parallel Fence 5, located a further 375 feet to the west.  As with the previous fences which tested this vein swarm, Fence 24 holes intersected high-grade vein material (e.g. 39 feet assaying 8.9 g/t, including 6 feet of 31.5 g/t, and 6 feet grading 13.9 g/t) within lower-grade, wider shear zones.

Fence 24 consisted of two rows of holes with an average depth of 70 feet and average hole spacing of 20 feet.  In order to facilitate drilling, holes were located along the previously constructed haul road which runs along both sides of  Fence 4, and which provided eastern and western step-outs ranging from 75 to 150 feet.  Significant intercepts from Fence 24 include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
682	24	48	24	1.3	0.037
684	33	72	39	8.9	0.260
including	42	72	30	11.2	0.326
including	42	48	6	31.5	0.919
685	3	63	60	1.7	0.048
including	57	63	6	8.1	0.235
694	15	36	21	5.6	0.162
including	27	33	6	13.9	0.405
695	36	69	33	2.8	0.083
including	36	54	18	4.0	0.116
699	9	60	51	1.6	0.045
including	15	27	12	4.1	0.118
702	63	72	9	2.4	0.069
703	48	69	21	1.1	0.031
709	39	75	36	2.6	0.075
including	39	60	21	3.9	0.113

Analysis of the assays from the Fence 24 holes shows that the structures within this particular swarm of veins, as defined by Fences 24, 4 and 5, exhibit good continuity over a 550 foot strike length and a uniform width of approximately 150 feet.  Individual mineralized structures of similar thicknesses within this 150 foot wide shear zone can also now be traced from fence to fence.  These include the higher grade intercepts shown  in the table above, along with those identified in Fence 4 (6 feet grading 20.5 g/t in hole 191, 6 feet grading 15.0 g/t in hole 194 and 3 feet grading 19.3 g/t in hole 196) and Fence 5 (9 feet grading 25.3 g/t (including 3 feet of 65.5 g/t) in hole 521).  A map showing the locations of the drill fences can be found at http://www.freegoldventures.com/i/maps/map022708ITF.pdf.

These in-fill results and the continuity exhibited by this mineralization adds to the confidence level that the other 100 to 300 foot wide parallel vein swarms identified through last year’s wide spaced fences in this open-ended 5,000 foot long by 1,200 foot wide zone may exhibit similar continuity.  As indicated in our previous release dated March 4, 2008, Freegold has also commenced its initial systematic core drilling to test the potential for deeper mineralization within the Cleary Hill area.  This drilling includes testing of the same vein swarm outlined in Fence 24, but a further 800 feet to the east, and systematic deeper drilling in the Beistline area.   A total of 23 of these deeper core holes have been completed to date in these two areas, and the first of the assay results are expected to be received over the coming weeks.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag.  Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements.  One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has recently finalized a 54,700-foot drilling program aimed at further expanding the size of the resource and is in the process of generating a new 43-101 resource prior to undertaking new economic evaluations in 2008.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit, and newly identified open ended areas of molybdenum mineralization continue to be encountered along with the gold in the northern portions of the deposit.

Freegold's Phase 1 40,100-foot drill program has resulted in the discovery of new high-grade veins and bulk tonnage shear zones on its Golden Summit project outside Fairbanks, Alaska. Over 7 million ounces of gold has historically been recovered from Golden Summit which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  In order to further evaluate the mineralized zones delineated to date, an on-site seasonal bulk sample processing plant using a gravity-based concentration was constructed  Exploration is ongoing as the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.

Exploration in 2007 included an airborne geophysical survey and surface sampling program on the 140,000 acre Vinasale property which contains the Vinasale gold deposit and drilling on the Rob property in Alaska, which intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo mine.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

jkw@freegoldventures.com

Steve Manz

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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